                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

       For the month of: February, 2007 Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F [ ]                Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                        No   [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AGRIUM INC.



Date: February 1, 2007                 By:    /s/ GARY J. DANIEL
                                           ------------------------------------
                                           Name:  Gary J. Daniel
                                           Title: Senior Legal Counsel &
                                                  Assistant Corporate Secretary

                                  EXHIBIT INDEX



           Exhibit                             Description of Exhibit
--------------------------------------------------------------------------------
              1                 Press Release # 07-001 dated February 1, 2007
--------------------------------------------------------------------------------

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  AGRIUM INC.

TSX, NYSE SYMBOL:  AGU

February 1, 2007

Agrium Well Positioned for 2007

CALGARY, ALBERTA--(CCNMatthews - Feb. 1, 2007) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU)(NYSE:AGU) announced today a net loss for the fourth quarter of 2006 of $62-million ($0.47 diluted loss per share), versus net earnings of $54-million ($0.40 diluted earnings per share) for the same period in 2005. Excluding the impact of a $95-million ($0.72 diluted earnings per share) after-tax adjustment in the carrying cost of its Canadian phosphate assets, the fourth quarter earnings were $33-million or $0.25 diluted earnings per share.

"Fundamentals in the agriculture and fertilizer sector are now among the strongest we have ever seen. With the acquisitions and expansions that we completed in 2006, we are well positioned to benefit from the current market conditions and strong outlook," said Mike Wilson, Agrium President & CEO. "We expect demand for all crop inputs to be very strong this spring, which will benefit our expanded Retail, Wholesale and Advanced Technologies operations in 2007."

KEY DEVELOPMENTS

- Our fourth quarter EBITDA was $90-million ($130-million in 2005), while EBIT was $49-million ($95-million in 2005) after excluding the 2006 impairment charge for the Canadian phosphate assets. The reduction in year-over-year results was due to lower nitrogen and potash sales prices, plus lower production and sales from our Vanscoy potash, Redwater phosphate and Kenai nitrogen facilities. We achieved record annual net sales of $4.2-billion and an EBITDA of $377-million in 2006.

- The industry outlook has improved considerably as corn prices have increased over 50 percent since October. This is expected to result in U.S. corn acreage increasing by eight to nine million acres this spring, or by about 10 percent over last year. Prices for most other major global crops have also increased considerably.

- Our retail operations in South America increased gross profit and fertilizer sales volumes by about 20 percent and doubled seed sales in the fourth quarter of 2006, compared to the same period last year. The significant improvement in their spring results was a response to the strong grain prices and may be viewed as an indicator of expected strong crop input demand for the coming North American spring season.

- North American nitrogen prices have risen 25 percent since early December, driven by a very tight global and North American market. We expect the tight market conditions will continue through the important spring season within North America. Both international and domestic sales and pricing for potash and phosphate have demonstrated strength over the past month. International potash prices have firmed despite Canpotex not yet having concluded the 2007 supply agreement with China. The North American fertilizer market could experience regional shortages and/or transportation bottlenecks this spring if grower demand is as strong as expected.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

Audited financial statements and notes to the financial statements and management's discussion and analysis for the three and twelve months ended December 31, 2006 will be available in our Annual Report which will be filed in early March, 2007.

Agrium's fourth quarter Earnings Before Interest and Taxes (EBIT) was a loss of $87-million for the fourth quarter of 2006 compared to EBIT of $95-million for the same period of 2005. Our EBITDA was $90-million and excluding the write-down for the phosphate facility our fourth quarter EBIT was $49-million. A breakdown of EBIT and EBITDA for the fourth quarter by business unit is included in our discussion of results for each of the three business units. During the fourth quarter, our Wholesale operations divested a non-core oil and gas property in the Canadian Arctic and recorded a $13-million gain on the sale. We also recorded an expense of $11-million for stock-based compensation this quarter due to the significant rise in our share price.

As of December 31, 2006, long-term debt was $669-million, and bank indebtedness, net of cash on hand, was $118-million. Utilization of the accounts receivable securitization facility was $108-million.

RETAIL

Our total Retail EBITDA was $28-million for the fourth quarter of 2006, largely unchanged from the previous year. Fourth quarter EBITDA from our legacy retail operations improved by $6-million but was offset by a loss from the former Royster-Clark facilities. Our Retail EBIT was $20-million compared to $25-million last year, reflecting the effect of higher depreciation and amortization charges from the Royster-Clark acquisition. Retail gross profit in the fourth quarter of 2006 rose to $125-million compared to $90-million last year. Gross profit for Agrium's legacy North America retail operations was up six percent compared to the fourth quarter of 2005. Results for Royster-Clark's retail operations were lower than the fourth quarter of last year, as very wet weather in the Eastern Cornbelt prevented optimal fall crop input application. The lower than expected fall season in the Eastern Cornbelt, where Royster-Clark facilities are more heavily concentrated, should result in increased spring crop input demand in the region particularly given the continued increases in crop prices and seeded area.

- Most of the increase in our gross profit for our North America legacy retail operations in the fourth quarter was due to increased gross margins on nutrient and seed sales. Gross margins for crop protection products in the fourth quarter of 2006 were largely unchanged from the previous year. Seed sales from our South America and North American legacy operations combined were up 26 percent for the quarter and 18 percent for the year. Our total retail seed sales for the fourth quarter were $18-million and $167-million for the 2006 calendar year. U.S. corn seed sales to date suggest growers are planning to plant near record corn acreage in 2007.

- 2006 was our second-best year ever for EBIT and EBITDA for our legacy retail operations. While results for the former Royster-Clark retail operations were below expectations, the business is in a position to benefit from the positive market fundamentals in 2007. Our new field organization has been established, unprofitable facilities have been closed and obsolete inventories of seed and crop protection products have been addressed. The integration is essentially complete which should allow us to capture the expected retail synergies in 2007.

WHOLESALE

In the fourth quarter of 2006 we combined our North and South American Wholesale businesses into one reporting segment. The 2005 Wholesale comparative figures have been consolidated for consistent presentation.

Wholesale EBIT for the fourth quarter of 2006 was a loss of $64-million compared to an EBIT of $90-million for the same period last year. The loss was due to the impairment of our Canadian phosphate assets of $136-million pre-tax, or $95-million as a non-cash after tax charge. Excluding the impairment, Wholesale EBIT was $72-million and EBITDA was $99-million for the 2006 fourth quarter versus an EBITDA of $119-million last year. Average fertilizer margins were $44 per tonne in the fourth quarter of 2006 compared with $63 per tonne in the fourth quarter of 2005. Average selling prices were lower than last year for nitrogen and potash, and slightly higher for phosphates.

Our nitrogen business contributed $65-million in gross profit in the fourth quarter of 2006, which was a reduction of $11-million from the fourth quarter of 2005. Higher domestic gross profit from our North American-based nitrogen assets was more than offset by reduced sales and earnings from our international nitrogen facility at Kenai. Kenai was idled for most of the fourth quarter due to a lack of gas supply in the winter months and is not expected to resume production until March, 2007.

- International sales volumes and gross profit were significantly lower than last year due entirely to lower sales from Kenai. Our Profertil facility increased fourth quarter sales volumes by 10 percent year-over-year and gross margin contribution was similar to last year. Urea sales into the Argentine market continue to be subject to a ceiling for the urea price to domestic growers of $300 per tonne that may apply for most of 2007. We were able to postpone the maintenance outage at our Profertil facility until after the Argentine spring season was over in the fourth quarter. The turnaround started January 20, 2007 and the facility is expected to restart the week of February 5, 2007.

- North American nitrogen margins and sales volumes increased compared to both the third quarter of 2006 and the fourth quarter of 2005, on stronger North American demand and lower natural gas prices. Higher ammonia volumes moved from our Borger system. North American nitrogen sales volumes were 35 percent higher in the fourth quarter of 2006 than for the same period last year. Average nitrogen margins on sales into North American markets were $30 per tonne in the fourth quarter of 2006 versus $26 per tonne for the same period last year, significantly lower gas prices more than offset lower average nitrogen prices.

- Agrium's overall natural gas costs for product produced in the fourth quarter of 2006 was $4.97/MMBtu compared to $7.56/MMBtu for the same quarter of 2005. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter was $6.62/MMBtu with the AECO (Alberta) basis averaging $1.00/MMBtu.

Potash gross profit of $24-million decreased $10-million compared to the fourth quarter of 2005. International sales volumes were higher than the same period in 2005 as Canpotex increased their shipments to compensate for lower volumes in the first half of 2006. International potash sales prices were about $6 per tonne lower than the same period last year, while domestic sales prices were largely unchanged. Domestic sales volumes were lower than the prior year due to reduced production resulting from commissioning issues related to our 310 thousand tonne expansion at our Vanscoy facility. The expansion was essentially completed in the fourth quarter.

Phosphate gross profit of $4-million were $6-million lower than the fourth quarter of 2005. Sales volumes were lower as a result of reduced production volumes at our Redwater facility due to continued rock quality issues at our Kapuskasing mine. Phosphate prices were stronger for all products, particularly for liquid phosphates. The higher prices were offset by higher input costs including sulphur and increased mining costs.

ADVANCED TECHNOLOGIES

Advanced Technologies was formerly described as Specialty Products and contributed $7-million in gross profit, $1-million in EBITDA and a $2-million loss in EBIT, in the seasonally slow fourth quarter of 2006. We expect to continue to integrate and optimize potential synergies from the combination of Pursell, Nu-Gro and Agrium's controlled release fertilizer business.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets has improved dramatically over the past year as global grain and oilseed consumption continues to outpace production. Rising global GDP levels and rapid growth in biofuel production have been the major drivers for global grain and oilseed demand growth. Corn prices in particular have responded to the positive market fundamentals with U.S. cash corn prices more than double what they were last year at this time. As a result, U.S. corn acreage is expected to increase by eight to nine million acres (approximately 10 percent) in 2007. The rise in U.S. corn acreage combined with the overall increase in grain and oilseed prices should support high levels of farm input use through the first half of 2007. The medium-term bullish outlook for grain prices could be impacted if oil prices experienced a significant decline. This could negatively impact ethanol producer margins and limit the rate of growth in grain demand for future ethanol production.

Nitrogen market fundamentals remain positive due to the expectation of strong import demand from regions such as India, North America, Europe, and Latin America. Higher grain prices and an increase in corn and wheat acreage should support nitrogen demand globally. On the supply side, higher domestic operating rates have only partially offset a significant year over year decline in nitrogen imports. Urea and nitrogen solutions imports into the U.S. for the current fertilizer year are down 35 to 40 percent and ammonia imports are down 10 percent compared to the previous year. New global nitrogen capacity is expected to come on line over the next six months but is not likely to be operational in time to impact the spring season.

The outlook for the potash market has improved in the past few months with strong demand fundamentals and the flooding of a Russian mine, which accounted for approximately three percent of global potash trade. We anticipate demand will be supported by higher grain prices and the need for growers to replenish nutrients following a year of lower application rates. Producer inventory levels have returned to more historical levels after a period of excess supply during the first half of 2006. Potash producer operating rates should increase in 2007 in order to meet the expected increase in demand.

The phosphate market has been supported by recently improved market demand, combined with production curtailments in the U.S. over the past year. U.S. phosphate producer inventories were down 42 percent at the end of December 2006, compared with the same period last year. U.S. phosphate production is down eight percent for the 2006/07-fertilizer year to date.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

A WEBSITE SIMULCAST of the 2006 Fourth Quarter Conference Call will be available in a listen-only mode beginning Thursday, February 1st at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the MD&A section of the Corporation's most recent Annual Report to Shareholders as well as those risk factors described in the

Corporation's most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions and seeded crop acreage within North and South America, future prices of nitrogen, phosphate and potash, variability in and regional price differentials of North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, including the application of price controls on fertilizers, fertilizer trade policies and volumes for China and India, including the timing and volumes associated with the Chinese potash negotiations, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, ethanol prices, future levels of nitrogen imports into North America, potential constraints in the transportation of fertilizer to reach customers during peak seasonal demand, future additional fertilizer capacity and operating rates, timing of facility turnarounds, maintenance, and production rates at our facilities, anticipated phosphate ore quality at Kapuskasing and resulting future mining and processing costs and the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted. In particular with respect to the Royster-Clark acquisition, we assume we will achieve improved fertilizer margins from centralized purchasing and synergies from combined chemical or other associated rebates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

/T/

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information) (Unaudited)

                                       Three months ended       Year ended
                                              December 31,     December 31,
                                       ------------------ -----------------
                                            2006     2005    2006     2005
                                       ------------------ -----------------
Sales                                    $   944  $   817 $ 4,373  $ 3,491
Direct freight                                45       47     180      197
                                       ------------------ -----------------
Net sales                                    899      770   4,193    3,294
Cost of product                              668      563   3,237    2,256
                                       ------------------ -----------------
Gross profit                                 231      207     956    1,038
                                       ------------------ -----------------

Expenses
 Selling, general and administrative         128       92     486      333
 Depreciation and amortization                41       35     169      146
 Royalties and other taxes                     3       11      20       45
 Asset impairment                            136        -     136        -
 Other expenses                               10      (26)     73       14


                                       ------------------ -----------------
                                             318      112     884      538
                                       ------------------ -----------------

Earnings before interest expense and
 income taxes                                (87)      95      72      500
 Interest                                     18       11      63       49
 Income taxes                                (43)      30     (24)     168
                                       ------------------ -----------------
Net earnings                                 (62)      54      33      283
                                       ------------------ -----------------
Earnings per share
 Basic                                   $ (0.47) $  0.41 $  0.25  $  2.14
 Diluted                                 $ (0.47) $  0.40 $  0.25  $  2.12

  Weighted average common shares
   outstanding and denominator for basic
   earnings per share                        133      131     132      132
                                       ------------------ -----------------
                                       ------------------ -----------------

  Dilutive instruments:
  Stock options                                -        1       1        1
                                       ------------------ -----------------
                                       ------------------ -----------------
  Denominator for diluted earnings per
   share                                     133      132     133      133
                                       ------------------ -----------------
                                       ------------------ -----------------


Note: Certain comparative figures have been reclassified to conform to the current period's presentation.


AGRIUM INC.
Product Lines
Three Months Ended December 31, 2006
(Unaudited - millions of U.S. dollars)

                                               2006
                         --------------------------------------------------
                                              Sales    Selling
                             Net     Gross   Tonnes      Price      Margin
                           Sales    Profit   (000's)  ($/Tonne)   ($/Tonne)
                         --------------------------------------------------
Wholesale
 Nitrogen (1)
  Ammonia                $   124    $    9      379    $   327   $      24
  Urea                       152        49      601        253          82
  Nitrate, Sulphate and
   Other                      68         7      415        164          17
                         --------------------------------------------------
  Total Nitrogen             344        65    1,395        247          47
 Phosphate                    61         4      180        339          22
 Potash (2)                   49        24      311        158          77
                         --------------------------------------------------
                             454        93    1,886        241          49

 Product Purchased for
  Resale                      83         4      329        252          12
                         --------------------------------------------------
                             537        97    2,215        242          44

Retail (3)
 Fertilizers                 246        47
 Chemicals                    81        49
 Other                        57        29
                         ------------------
                             384       125

Advanced Technologies
 Controlled Release
  Products                    24         5
 Other                        12         2
                         ------------------
                              36         7

Other inter-segment
 eliminations                (58)        2
                         ------------------

Total                    $   899    $  231
                         ------------------


                                              2005
                         --------------------------------------------------
                                              Sales    Selling
                             Net     Gross   Tonnes      Price      Margin
                           Sales    Profit   (000's)  ($/Tonne)   ($/Tonne)
                         --------------------------------------------------
Wholesale
 Nitrogen (1)
  Ammonia                $   190    $   25      500    $   379   $      50
  Urea                       176        46      586        300          78
  Nitrate, Sulphate and
   Other                      48         5      210        229          24
                         --------------------------------------------------
  Total Nitrogen             414        76    1,296        319          59
 Phosphate                    83        10      262        317          38
 Potash (2)                   57        34      347        164          98
                         --------------------------------------------------
                             554       120    1,905        291          63
 Product Purchased for
  Resale                       -         -        -          -           -
                         --------------------------------------------------
                             554       120    1,905        291          63

Retail (3)
 Fertilizers                 161        33
 Chemicals                    76        41
 Other                        30        16
                         ------------------
                             267        90


Advanced Technologies
 Controlled Release
  Products                     -         -
 Other                         -         -
                         ------------------
                               -         -

Other inter-segment
 eliminations                (51)       (3)
                         ------------------

Total                    $   770    $  207
                         ------------------


(1) International nitrogen sales were 264,000 tonnes (2005 - 456,000 tonnes); net sales were $57-million (2005 - $125-million) and gross profit was $31-million (2005 - $54-million).

(2) International potash sales were 178,000 tonnes (2005 - 144,000 tonnes); net sales were $22-million (2005 - $19-million) and gross profit was $12-million (2005 - $12-million).

(3) International Retail net sales were $58-million (2005 - $50-million) and gross profit was $12-million (2005 - $10-million).


AGRIUM INC.
Product Lines
Twelve Months Ended December 31, 2006
(Unaudited - millions of U.S. dollars)

                                               2006
                         --------------------------------------------------
                                              Sales    Selling
                             Net     Gross   Tonnes      Price      Margin
                           Sales    Profit   (000's)  ($/Tonne)   ($/Tonne)
                         --------------------------------------------------
Wholesale
 Nitrogen (1)
  Ammonia                $   440    $   53    1,269    $   347   $      42
  Urea                       681       197    2,582        264          76
  Nitrate, Sulphate and
   Other                     255        41    1,209        211          34
                         --------------------------------------------------
  Total Nitrogen           1,376       291    5,060        272          58
 Phosphate                   298        27      906        329          30
 Potash (2)                  213        98    1,279        167          77
                         --------------------------------------------------
                           1,887       416    7,245        260          57
 Product Purchased for
  Resale                     382        19    1,524        251          12
                         --------------------------------------------------
                           2,269       435    8,769        259          50

Retail (3)

 Fertilizers               1,065       217
 Chemicals                   591       154
 Other                       319       124
                         ------------------
                           1,975       495

Advanced Technologies
 Controlled Release
  Products                    68        14
 Other                        33         5
                         ------------------
                             101        19

Other inter-segment
 eliminations               (152)        7
                         ------------------

Total                    $ 4,193  $    956
                         ------------------


                                              2005
                         --------------------------------------------------
                                              Sales    Selling
                             Net     Gross   Tonnes      Price      Margin
                           Sales    Profit   (000's)  ($/Tonne)   ($/Tonne)
                         --------------------------------------------------
Wholesale
 Nitrogen (1)
  Ammonia                $   613  $    142    1,906  $     322 $        75
  Urea                       732       273    2,622        279         104
  Nitrate, Sulphate and
   Other                     277        64    1,251        221          51
                         --------------------------------------------------
  Total Nitrogen           1,622       479    5,779        281          83
 Phosphate                   319        59    1,088        293          54
 Potash (2)                  255       157    1,611        158          97
                         --------------------------------------------------
                           2,196       695    8,478        259          82
 Product Purchased for
  Resale                       -         -        -          -           -
                         --------------------------------------------------
                           2,196       695    8,478        259          82

Retail (3)
 Fertilizers                 626       141
 Chemicals                   458       130
 Other                       158        76
                         ------------------
                           1,242       347
Advanced Technologies
 Controlled Release
  Products                     -         -
 Other                         -         -
                         ------------------
                               -         -

Other inter-segment
 eliminations               (144)       (4)
                         ------------------

Total                    $ 3,294  $  1,038
                         ------------------

(1) International nitrogen sales were 1,393,000 tonnes (2005 - 1,840,000 tonnes); net sales were $333-million (2005 - $462-million) and gross profit was $148-million (2005 - $250-million).

(2) International potash sales were 548,000 tonnes (2005- 751,000 tonnes); net sales were $70-million (2005 - $978-million) and gross profit was $35-million (2005 - $63-million).

(3) International Retail net sales were $165-million (2005 - $146-million) and gross profit was $30-million (2005 - $26-million).

/T/



-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Christine Gillespie
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors SUBJECT: ERN

-0-